UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

  (Amendment No. 12)

BANCFIRST CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05945F103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05945F103	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSON(S) Investors Trust Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 250,986
	6	SHARED VOTING POWER 646,468
	7	SOLE DISPOSITIVE POWER 1,195,498
	8	SHARED DISPOSITIVE POWER 671,996

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,867,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON BK

CUSIP No. 05945F103	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

BancFirst Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

101 North Broadway
Oklahoma City, OK 73102

Item 2(a).	Name of Person Filing:

Investors Trust Company

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1202 North Tenth Street
Duncan, OK 73533

Item 2(c).	Citizenship:

Oklahoma

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

05945F103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

CUSIP No. 05945F103	13G	Page 4 of 5 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount beneficially owned:   1,867,494

(b)       Percent of Class:   5.7%

(c)       Number of shares as to which such person has:

(i)     Sole power to vote or direct the vote:    250,986

(ii)    Shared power to vote or direct the vote:     646,468

(iii)   Sole power to dispose or to direct the disposition of:    1,195,498

(iv)   Shared power to dispose or to direct the disposition of:     671,996

All of the foregoing shares are held by Investors Trust Company in its fiduciary capacity as trustee or co-trustee of various trusts.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 05945F103	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:             January 29, 2021

INVESTORS TRUST COMPANY

By:	/s/ John R. Braught
John R. Braught, President